Exhibit 99.1

Veren Announces Q2 2024 Results

CALGARY, AB, July 25, 2024 /CNW/ - Veren Inc. ("Veren" or the "Company") (TSX: VRN) (NYSE: VRN) is pleased to announce its operating and financial results for the quarter ended June 30, 2024.

KEY HIGHLIGHTS

  Continued operational execution in Alberta Montney and Kaybob Duvernay with recent wells among the top in the WCSB.
  Generated $195 million of excess cash flow in second quarter, with 60 percent returned to shareholders.
  Reduced net debt by $620 million in second quarter with proceeds from non-core asset disposition and excess cash flow.
  Issued $1.0 billion of investment-grade senior notes, optimizing the balance sheet.
  Expect significant excess cash flow of $825 million in 2024 based on US$80/bbl WTI and $1.70/Mcf AECO for the full year.

"Our second quarter results demonstrate our continued focus on operational execution and further strengthening and optimizing of our balance sheet," said Craig Bryksa, President and CEO of Veren. "Continuing to build on our year-to-date momentum, we delivered additional efficiencies along with strong and consistent results in our Alberta Montney and Kaybob Duvernay assets. We also received an investment-grade credit rating during the quarter, reflecting our enhanced scale, sustainability and financial position, allowing us to access public debt markets and diversify our capital structure."

FINANCIAL HIGHLIGHTS

  Adjusted funds flow totaled $611.7 million during second quarter 2024, or $0.99 per share diluted, driven by a strong operating netback of $40.00 per boe.
  For the quarter ended June 30, 2024, development capital expenditures, which included drilling and development, facilities and seismic costs, totaled $350.6 million.
  Veren's net debt as at June 30, 2024 was $3.0 billion, reflecting a reduction of $620 million in the quarter. The Company reduced its net debt through a combination of proceeds received from its disposition of certain non-core assets in Saskatchewan and excess cash flow generated in second quarter.
  During the quarter, Veren was assigned an issuer rating of BBB (low), with a Stable trend, by DBRS Limited ("Morningstar DBRS"). This public investment-grade rating reflects the success of the Company's strategic transformation over the last few years, building scalable premium inventory, increasing production and cash flows, and strengthening and optimizing the balance sheet.
  In second quarter, Veren repaid senior note maturities totaling $316 million. As previously announced, the Company also issued $1.0 billion aggregate principal amount of investment-grade senior unsecured notes during the quarter, consisting of $550.0 million of 4.968% five-year notes priced at par and due June 2029, and $450 million of 5.503% 10-year notes priced at par and due June 2034. The net proceeds from the offering were used to repay existing indebtedness, including fully retiring Veren's bank term loan. This issuance of investment-grade notes is an important step in diversifying the Company's capital structure and improving its overall cost of capital.
  The Company has hedged 50 percent of its oil and liquids production and 30 percent of its natural gas production for the second half of 2024, net of royalty interest. In the first half of 2025, Veren has hedged 30 percent of its oil and liquids production and 30 percent of its natural gas production, net of royalty interest. The Company has also diversified its pricing exposure for natural gas, with the majority of its production through 2025 receiving a combination of fixed prices and pricing related to major U.S. markets.
  Veren reported net income of $261.0 million, or $0.42 per share diluted, for the quarter ended June 30, 2024.
Adjusted funds flow, adjusted funds flow per share diluted, excess cash flow, operating netback, development capital expenditures, total return of capital and net debt are specified financial measures - refer to the Specified Financial Measures section in this press release for further information. All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to specified financial measures. Significant related assumptions and risk factors, and reconciliations are described under the Specified Financial Measures, Forward-Looking Statements and Reserves and Drilling Data sections of this press release, respectively. Further information breaking down the production information contained in this press release by product type can be found in the "Product Type Production Information" section of this press release.

RETURN OF CAPITAL HIGHLIGHTS

  During second quarter 2024, the Company's total return of capital to shareholders, including the base dividend, was $114.1 million. Veren remains committed to returning 60 percent of its annual excess cash flow to shareholders through a combination of dividends and share repurchases.
  The Company remained active on its normal course issuer bid ("NCIB") in second quarter, repurchasing 3.6 million shares for $42.4 million. Year-to-date, Veren has repurchased 5.4 million shares under its NCIB.
  Subsequent to the quarter, the Company's Board of Directors declared a quarterly cash base dividend of $0.115 per share payable on October 1, 2024, to shareholders of record on September 15, 2024.

OPERATIONAL HIGHLIGHTS

  Average production in second quarter 2024 was 192,648 boe/d, comprised of approximately 65 percent oil and liquids.
  The Company continued to demonstrate the strength of its operational execution in the Alberta Montney, delivering the top four oil and liquids producing wells in the Western Canadian Sedimentary Basin ("WCSB") based on recent monthly liquids volumes. During second quarter, Veren also drilled a new pacesetter well in its Gold Creek area of the play. This well, which was a part of an eight-well pad, was drilled in 9.0 days with the overall pad averaging 11.3 days per well, an improvement of 3.0 days compared to the Company's average drill time in the area since entering the play. Veren will continue to focus on realizing further efficiencies through drilling optimization, consistent rig utilization and knowledge transfer across its assets.
  During the quarter, the Company brought on stream its first fully-operated pad in its Karr West area of the Alberta Montney, utilizing Veren's optimized drilling and completions design. This pad generated an average peak 30-day rate of 1,300 boe/d per well (65% liquids). The Company is in the process of bringing 11 wells on stream in its Gold Creek area which were completed in late second quarter and expects to bring an additional 22 wells on stream in the Alberta Montney through the remainder of 2024.
  In the Kaybob Duvernay, the Company continues to realize strong and consistent well results, with three of its recent wells ranking within the top five oil and liquids producing wells in the Duvernay based on monthly liquids volumes. Veren brought three pads on stream in the Volatile Oil window during second quarter, one of which has been on stream for over 30 days with an average peak 30-day rate of 1,300 boe/d per well (75% liquids). Veren plans to bring an additional 22 wells on stream in the Kaybob Duvernay through the remainder of 2024.
  In its Saskatchewan operations, the Company continues to advance its decline mitigation projects to further enhance its long-term sustainability and excess cash flow generation. Veren remains on track to convert approximately 70 producing wells to water injection wells in 2024, further supporting its current base decline rate of approximately 15 percent in Saskatchewan.

OUTLOOK

Veren remains on track to meet its 2024 annual average production guidance of 191,000 to 199,000 boe/d with development capital expenditures of $1.4 to $1.5 billion.

The Company expects to generate approximately $825 million of excess cash flow in 2024, based on US$80/bbl WTI and $1.70/Mcf AECO for the full year. Given the timing of its development program and expected production growth through the remainder of the year, 60 percent of Veren's full year excess cash flow is expected to be realized in the second half of 2024.

The Company will continue to return 60 percent of its excess cash flow to shareholders through its base dividend and share repurchases. The balance of Veren's excess cash flow remains directed toward debt reduction, with the Company expected to reduce its net debt to $2.8 billion by year-end 2024 at US$80/bbl WTI, or 1.1 times adjusted funds flow.

Veren is in the initial stages of its annual budgeting process and plans to provide its 2025 outlook along with an updated five-year plan later this year. Similar to prior years, the Company's 2025 budget will remain disciplined and flexible with a focus on allocating capital to its highest return assets with attractive payback periods. The Kaybob Duvernay and Alberta Montney assets, which rank in the top quartile in Veren's portfolio, are expected to garner the majority of its capital, alongside continued investment in decline mitigation programs throughout Saskatchewan to further enhance Veren's excess cash flow profile.

The Company will continue to focus on its strategic priorities of operational execution, further strengthening its balance sheet and increasing its return of capital to shareholders.

Net debt to adjusted funds flow is a specified financial measure - refer to the Specified Financial Measures section in this press release for further information.

CONFERENCE CALL DETAILS

Veren's management will host a conference call on Thursday, July 25, 2024 at 10:00 a.m. MT (12:00 p.m. ET) to discuss the Company's results and outlook. A slide deck will accompany the conference call and can be found on Veren's website.

Participants can listen to this event online via webcast. To join the call without operator assistance, participants may register online by entering their phone number to receive an instant automated call back. Alternatively, the conference call can be accessed with operated assistance by dialing 1-888-390-0605. Participants will be able to take part in a question and answer session following management's opening remarks through both the webcast dashboard and the conference line.

The webcast will be archived for replay and can be accessed online. The replay will be available shortly after the completion of the call.

Shareholders and investors can also find the Company's most recent investor presentation on Veren's website.

2024 GUIDANCE

The Company's guidance for 2024 is as follows:

Total Annual Average Production (boe/d) (1)	191,000 - 199,000

Capital Expenditures
Development capital expenditures ($ millions) (2)	$1,400 - $1,500
Capitalized administration ($ millions)	$40
Total ($ million) (3)	$1,440 - $1,540

Other Information for 2024 Guidance
Reclamation activities ($ millions) (4)	$40
Capital lease payments ($ millions)	$20
Annual operating expenses ($/boe)	$12.50 - $13.50
Royalties	10.00% - 11.00%

1)	Total annual average production (boe/d) is comprised of approximately 65% Oil, Condensate & NGLs and 35% Natural Gas
2)	Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section for further information
3)	Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated on an approximate basis as follows: 90% drilling & development and 10% facilities & seismic
4)	Reflects Veren's portion of its expected total budget

RETURN OF CAPITAL OUTLOOK

Base Dividend
Current quarterly base dividend per share	$0.115
Total Return of Capital
% of excess cash flow (1)	60%

1)	Total return of capital is based on a framework that targets to return to shareholders 60% of excess cash flow on an annual basis

The Company's unaudited consolidated financial statements and management's discussion and analysis for the quarter ended June 30, 2024, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR+") at www.sedarplus.ca, on EDGAR at www.sec.gov and on Veren's website at www.vrn.com.

Net debt to adjusted funds flow is a specified financial measure - refer to the Specified Financial Measures section in this press release for further information.

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
(Cdn$ millions except per share and per boe amounts)	2024	2023	2024	2023
Financial
Cash flow from operating activities	625.8	462.1	1,037.0	935.5
Adjusted funds flow from operations (1)	611.7	552.6	1,179.9	1,077.5
Per share (1) (2)	0.99	1.01	1.90	1.96
Net income (loss)	261.0	212.3	(150.7)	429.0
Per share (2)	0.42	0.39	(0.24)	0.78
Adjusted net earnings from operations (1)	237.8	205.4	424.8	424.3
Per share (1) (2)	0.38	0.38	0.68	0.77
Dividends declared	71.7	54.8	143.0	71.9
Per share (2)	0.115	0.100	0.230	0.132
Net debt (1)	2,962.7	3,000.7	2,962.7	3,000.7
Net debt to adjusted funds flow from operations (1) (3)	1.2	1.4	1.2	1.4
Weighted average shares outstanding
Basic	618.7	543.0	619.3	545.9
Diluted	620.3	545.3	621.4	549.0
Operating
Average daily production
Crude oil and condensate (bbls/d)	110,399	101,347	112,003	97,045
NGLs (bbls/d)	17,041	18,911	18,059	18,443
Natural gas (mcf/d)	391,249	208,640	393,228	190,268
Total (boe/d)	192,648	155,031	195,600	147,199
Average selling prices (4)
Crude oil and condensate ($/bbl)	101.81	92.26	95.93	93.18
NGLs ($/bbl)	35.78	26.45	36.62	32.16
Natural gas ($/mcf)	1.64	2.81	2.35	3.46
Total ($/boe)	64.82	67.31	63.04	69.93
Netback ($/boe)
Oil and gas sales	64.82	67.31	63.04	69.93
Royalties	(6.61)	(8.79)	(6.46)	(9.33)
Operating expenses	(13.66)	(14.40)	(13.78)	(14.85)
Transportation expenses	(4.55)	(3.10)	(4.54)	(2.97)
Operating netback	40.00	41.02	38.26	42.78
Realized gain (loss) on commodity derivatives	(0.19)	1.79	0.03	0.67
Other (5)	(4.92)	(3.64)	(5.15)	(3.01)
Adjusted funds flow from operations netback (1)	34.89	39.17	33.14	40.44
Capital Expenditures
Capital acquisitions (6)	—	1,702.7	—	2,074.7
Capital dispositions (6)	(541.1)	(8.4)	(646.9)	(11.0)
Development capital expenditures (1)
Drilling and development	318.2	212.2	668.7	492.7
Facilities and seismic	32.4	17.9	80.5	51.6
Total	350.6	230.1	749.2	544.3
Land expenditures	27.4	7.1	35.1	8.4

(1)	Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section for further information.
(2)	The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3)	Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters.
(4)	The average selling prices reported are before realized derivatives and transportation.
(5)	Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.
(6)	Capital acquisitions and dispositions, net represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

FINANCIAL AND OPERATING HIGHLIGHTS FROM CONTINUING OPERATIONS

	Three months ended June 30		Six months ended June 30
(Cdn$ millions except per share and per boe amounts)	2024	2023	2024	2023
Financial
Cash flow from operating activities from continuing operations	625.8	365.9	1,037.0	735.7
Adjusted funds flow from continuing operations (1)	611.7	453.4	1,179.9	892.0
Per share (1) (2)	0.99	0.83	1.90	1.62
Net income (loss) from continuing operations	260.9	178.4	(138.0)	363.2
Per share (2)	0.42	0.33	(0.22)	0.66
Adjusted net earnings from continuing operations (1)	237.8	171.6	424.8	359.3
Per share (1) (2)	0.38	0.32	0.68	0.65
Weighted average shares outstanding
Basic	618.7	543.0	619.3	545.9
Diluted	620.3	545.3	621.4	549.0
Operating
Average daily production from continuing operations
Crude oil and condensate (bbls/d)	110,399	84,944	112,003	81,586
NGLs (bbls/d)	17,041	14,360	18,059	13,963
Natural gas (mcf/d)	391,249	192,964	393,228	175,425
Production from continuing operations (boe/d)	192,648	131,465	195,600	124,787
Average selling prices from continuing operations (3)
Crude oil and condensate ($/bbl)	101.81	91.08	95.93	91.83
NGLs ($/bbl)	35.78	29.64	36.62	35.43
Natural gas ($/mcf)	1.64	2.78	2.35	3.40
Total ($/boe)	64.82	66.17	63.04	68.78
Netback from Continuing Operations ($/boe)
Oil and gas sales	64.82	66.17	63.04	68.78
Royalties	(6.61)	(7.00)	(6.46)	(7.52)
Operating expenses	(13.66)	(15.28)	(13.78)	(15.58)
Transportation expenses	(4.55)	(3.32)	(4.54)	(3.21)
Operating netback	40.00	40.57	38.26	42.47
Realized gain (loss) on commodity derivatives	(0.19)	2.11	0.03	0.79
Other (4)	(4.92)	(4.78)	(5.15)	(3.77)
Adjusted funds flow from continuing operations netback (1)	34.89	37.90	33.14	39.49
Capital Expenditures
Development capital expenditures from continuing operations (1)	350.6	123.5	749.2	308.5

(1)	Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section for further information.
(2)	The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3)	The average selling prices reported are before realized derivatives and transportation.
(4)	Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.

Specified Financial Measures

Throughout this press release, the Company uses the terms "total operating netback", "total operating netback from continuing operations", "total netback", "total netback from continuing operations", "operating netback", "netback", "adjusted funds flow from operations" (or "adjusted FFO"), "adjusted funds flow from operations per share - diluted", "adjusted funds flow from continuing operations", "adjusted funds flow from continuing operations per share - diluted", "adjusted funds flow from discontinued operations", "adjusted funds flow from operations netback", "adjusted funds flow from continuing operations netback" "excess cash flow", "base dividends", "total return of capital", "adjusted working capital deficiency", "net debt", "net debt to adjusted funds flow from operations", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "adjusted net earnings from continuing operations", "adjusted net earnings from continuing operations per share – diluted", "adjusted net earnings from discontinued operations", "development capital expenditures", "development capital expenditures from continuing operations", and "development capital expenditures from discontinued operations". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For information on the composition of these measures and how the Company uses these measures, refer to the Specified Financial Measures section of the Company's MD&A for the quarter ended June 30, 2024, which section is incorporated herein by reference, and available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Adjusted funds flow from operations netback is a non-GAAP financial ratio and is calculated as adjusted funds flow from operations divided by total production. Adjusted funds flow from operations netback is a common metric used in the oil and gas industry and is used to measure operating results on a per boe basis.

The following table reconciles oil and gas sales to total operating netback from continuing operations, total netback from continuing operations and total adjusted funds flow from continuing operations netback:

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Oil and gas sales	1,136.4	791.6	44	2,244.3	1,553.6	44
Royalties	(115.9)	(83.8)	38	(229.8)	(169.8)	35
Operating expenses	(239.5)	(182.8)	31	(490.5)	(351.8)	39
Transportation expenses	(79.7)	(39.7)	101	(161.5)	(72.5)	123
Total operating netback from continuing operations	701.3	485.3	45	1,362.5	959.5	42
Realized gain (loss) on commodity derivatives	(3.4)	25.3	(113)	1.1	17.9	(94)
Total netback from continuing operations	697.9	510.6	37	1,363.6	977.4	40
Other (1)	(86.2)	(57.2)	51	(183.7)	(85.4)	115
Total adjusted funds flow from continuing operations netback	611.7	453.4	35	1,179.9	892.0	32

(1)	Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.

The following table reconciles cash flow from operating activities to adjusted funds flow from operations and excess cash flow:

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023 (1)	% Change	2024	2023 (1)	% Change
Cash flow from operating activities	625.8	462.1	35	1,037.0	935.5	11
Changes in non-cash working capital	(34.3)	70.0	(149)	114.1	109.8	4
Transaction costs	12.9	14.6	(12)	14.2	16.4	(13)
Decommissioning expenditures (2)	7.3	5.9	24	14.6	15.8	(8)
Adjusted funds flow from operations	611.7	552.6	11	1,179.9	1,077.5	10
Development capital and other expenditures	(387.7)	(249.1)	56	(805.6)	(576.5)	40
Payments on lease liability	(8.8)	(5.3)	66	(17.4)	(10.6)	64
Decommissioning expenditures	(7.3)	(5.9)	24	(14.6)	(15.8)	(8)
Unrealized gain (loss) on equity derivative contracts	(0.7)	(2.5)	(72)	(0.6)	(30.0)	(98)
Transaction costs	(12.9)	(14.6)	(12)	(14.2)	(16.4)	(13)
Other items (3)	(0.9)	2.6	(135)	(3.3)	3.0	(210)
Excess cash flow	193.4	277.8	(30)	324.2	431.2	(25)

(1)	Comparative period revised to reflect current period presentation.
(2)	Excludes amounts received from government grant programs.
(3)	Other items exclude net acquisitions and dispositions.

The following table reconciles cash flow from operating activities from discontinued operations to adjusted funds flow from discontinued operations:

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Cash flow from operating activities from discontinued operations	—	96.2	(100)	—	199.8	(100)
Changes in non-cash working capital	—	3.0	(100)	—	(14.3)	(100)
Adjusted funds flow from discontinued operations	—	99.2	(100)	—	185.5	(100)

The following tables reconcile cash flow from operating activities and adjusted funds flow from operations from continuing and discontinued operations:

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Cash flow from operating activities from continuing operations	625.8	365.9	71	1,037.0	735.7	41
Cash flow from operating activities from discontinued operations	—	96.2	(100)	—	199.8	(100)
Cash flow from operating activities	625.8	462.1	35	1,037.0	935.5	11

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Adjusted funds flow from continuing operations	611.7	453.4	35	1,179.9	892.0	32
Adjusted funds flow from discontinued operations	—	99.2	(100)	—	185.5	(100)
Adjusted funds flow from operations	611.7	552.6	11	1,179.9	1,077.5	10

Adjusted funds flow from operations per share - diluted is a supplementary financial measure and is calculated as adjusted funds flow from operations divided by the number of weighted average diluted shares outstanding.

The following table reconciles adjusted working capital deficiency:

($ millions)	June 30, 2024	December 31, 2023	% Change
Accounts payable and accrued liabilities	571.4	634.9	(10)
Dividends payable	71.2	56.8	25
Long-term compensation liability (1)	51.2	66.8	(23)
Cash	(5.8)	(17.3)	(66)
Accounts receivable	(379.5)	(377.9)	—
Prepaids and deposits	(105.0)	(87.8)	20
Deferred consideration receivable (2)	(63.1)	(79.2)	(20)
Adjusted working capital deficiency	140.4	196.3	(28)

(1)	Includes current portion of long-term compensation liability and is net of equity derivative contracts.
(2)	Deferred consideration receivable is comprised of $50.1 million included in other current assets and $13.0 million included in other long-term assets (December 31, 2023 - $79.2 million in other current assets and nil in other long-term assets).

The following table reconciles long-term debt to net debt:

($ millions)	June 30, 2024	December 31, 2023	% Change
Long-term debt (1)	2,844.9	3,566.3	(20)
Adjusted working capital deficiency	140.4	196.3	(28)
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(22.6)	(24.5)	(8)
Net debt	2,962.7	3,738.1	(21)

(1)	Includes current portion of long-term debt.

The following table reconciles net income (loss) to adjusted net earnings from operations:

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Net income (loss)	261.0	212.3	23	(150.7)	429.0	(135)
Amortization of E&E undeveloped land	29.8	5.3	462	59.4	7.9	652
Impairment	—	—	—	512.3	—	100
Unrealized derivative losses	4.8	116.2	(96)	157.7	120.1	31
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	(66.6)	(128.5)	(48)	1.6	(129.1)	(101)
Net (gain) loss on capital dispositions	(1.3)	(2.1)	(38)	10.7	(4.1)	(361)
Deferred tax adjustments	10.1	2.2	359	(166.2)	0.5	(33,340)
Adjusted net earnings from operations	237.8	205.4	16	424.8	424.3	—

The following table reconciles net income (loss) from discontinued operations to adjusted net earnings from discontinued operations:

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Net income (loss) from discontinued operations	0.1	33.9	(100)	(12.7)	65.8	(119)
Net (gain) loss on capital dispositions	(0.1)	—	(100)	12.7	—	100
Deferred tax adjustments	—	(0.1)	(100)	—	(0.8)	(100)
Adjusted net earnings from discontinued operations	—	33.8	(100)	—	65.0	(100)

The following table reconciles adjusted net earnings from continuing and discontinued operations:

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Adjusted net earnings from continuing operations	237.8	171.6	39	424.8	359.3	18
Adjusted net earnings from discontinued operations	—	33.8	(100)	—	65.0	(100)
Adjusted net earnings from operations	237.8	205.4	16	424.8	424.3	—

The following table reconciles development capital and other expenditures to development capital expenditures:

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Development capital and other expenditures	387.7	249.1	56	805.6	576.5	40
Payments on drilling rig lease liabilities	3.2	—	100	6.3	—	100
Land expenditures	(27.4)	(7.1)	286	(35.1)	(8.4)	318
Capitalized administration (1)	(11.4)	(10.1)	13	(25.0)	(21.5)	16
Corporate assets	(1.5)	(1.8)	(17)	(2.6)	(2.3)	13
Development capital expenditures	350.6	230.1	52	749.2	544.3	38

(1)	Capitalized administration excludes capitalized equity-settled SBC.

The following table reconciles development capital expenditures from continuing and discontinued operations:

	Three months ended June 30			Six months ended June 30
($ millions)	2024	2023	% Change	2024	2023	% Change
Development capital expenditures from continuing operations	350.6	123.5	184	749.2	308.5	143
Development capital expenditures from discontinued operations	—	106.6	(100)	—	235.8	(100)
Development capital expenditures	350.6	230.1	52	749.2	544.3	38

Total return of capital is a supplementary financial measure and is comprised of base dividends, special dividends and share repurchases, adjusted for the timing of special dividend payments.

Excess cash flow for 2024 is a forward-looking non-GAAP measures and is calculated consistently with the measures disclosed in the Company's MD&A. Refer to the Specified Financial Measures section of the Company's MD&A for the three and six months ended June 30, 2024.

Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Notice to US Readers

The oil and natural gas reserves contained in this press release have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects of United States or other foreign disclosure standards. For example, the United States Securities and Exchange Commission (the "SEC") generally permits oil and gas issuers, in their filings with the SEC, to disclose only proved reserves (as defined in SEC rules), but permits the optional disclosure of "probable reserves" and "possible reserves" (each as defined in SEC rules). Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulators, to disclose not only proved reserves (which are defined differently from the SEC rules) but also probable reserves and permits optional disclosure of "possible reserves", each as defined in NI 51-101. Accordingly, "proved reserves", "probable reserves" and "possible reserves" disclosed in this news release may not be comparable to US standards, and in this news release, Veren has disclosed reserves designated as "proved plus probable reserves". Probable reserves are higher-risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. "Possible reserves" are higher risk than "probable reserves" and are generally believed to be less likely to be accurately estimated or recovered than "probable reserves".  In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalties and similar payments. The SEC rules require reserves and production to be presented using net volumes, after deduction of applicable royalties and similar payments. Moreover, Veren has determined and disclosed estimated future net revenue from its reserves using forecast prices and costs, whereas the SEC rules require that reserves be estimated using a 12-month average price, calculated as the arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period.  Consequently, Veren's reserve estimates and production volumes in this news release may not be comparable to those made by companies using United States reporting and disclosure standards. Further, the SEC rules are based on unescalated costs and forecasts.

All amounts in the news release are stated in Canadian dollars unless otherwise specified.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Veren. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: optimized diversified balance sheet; diversified capital structure, significant excess cash flow of $825 million in 2024 based on US$80/bbl WTI and $1.70/Mcf AECO for the full year; focus on operational execution and further strengthening and optimizing of balance sheet; enhanced scale, sustainability and financial position; premium inventory; credit ratings and trends; improving overall cost of capital; the extent of hedges, timing, benefits and expectations; return of capital outlook, percentage of annual excess cash flow to be returned to shareholders and methods thereof; further efficiencies through continued drilling optimization, consistent rig utilization and knowledge transfer across assets; plans to bring additional wells on stream in the Alberta Montney and Kaybob Duvernay through the remainder of 2024; Saskatchewan decline mitigation projects to further enhance long-term sustainability and excess cash flow generation and timing to convert producing wells to water injection wells in 2024; base decline rate of approximately 15 percent in Saskatchewan; Veren's 2024 production and development capital expenditures guidance; and other information for Veren's 2024 guidance, including capitalized administration, reclamation activities, capital lease payments, annual operating expenses and royalties; and return of capital outlook, including base dividend, and the additional return of capital targeted as a percentage of excess cash flow; timing to to realize full year excess cash flow; direction of balance of excess cash flow beyond return of capital toward debt reduction, with the Company expected to reduce its net debt to $2.8 billion by year-end 2024 at US$80/bbl WTI, or 1.1 times adjusted funds flow; timing to release 2025 outlook along with an updated five-year plan; the Company's 2025 budget will remain disciplined and flexible with a focus on allocating capital to its highest return assets with attractive payback periods; allocation of 2025 capital budgeted and benefits thereof; and strategic priorities of operational execution, further strengthening its balance sheet and increasing its return of capital to shareholders.

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein.

Unless otherwise noted, reserves referenced herein are given as at December 31, 2023. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31, 2023, which is accessible at www.sedarplus.ca.

With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.

All forward-looking statements are based on Veren's beliefs and assumptions based on information available at the time the assumption was made. Veren believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2023 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2023, under the headings "Risk Factors" and "Forward-Looking Information" and for the three and six months ended June 30, 2024, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2023, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors" and "Changes in Accounting Policies" and in the Management's Discussion and Analysis for the three and six months ended June 30, 2024, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", "Guidance", "Royalties" and "Operating Expenses". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, pandemics, and blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impacts of drought, wildfires and severe weather events; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine and the conflict between Israel and Hamas; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Veren's future course of action depends on management's assessment of all information available at the relevant time.

Included in this press release are Veren's 2024 guidance in respect of capital expenditures and average annual production which is based on various assumptions as to production levels, commodity prices and other assumptions and are provided for illustration only and are based on budgets and forecasts that have not been finalized and are subject to a variety of contingencies including prior years' results. The Company's return of capital framework is based on certain facts, expectations and assumptions that may change and, therefore, this framework may be amended as circumstances necessitate or require. To the extent such estimates constitute a "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation, such information has been approved by management of Veren. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Additional information on these and other factors that could affect Veren's operations or financial results are included in Veren's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein. Veren undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Veren or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances so warrant.

Product Type Production Information

The Company's annual aggregate production for the three and six months ended June 30, 2024 and June 30, 2023 and the references to "natural gas", "crude oil" and "condensate" reported in this Press Release consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Light & Medium Crude Oil (bbl/d)	9,653	13,188	10,543	13,034
Heavy Crude Oil (bbl/d)	2,866	3,857	3,243	3,933
Tight Oil (bbl/d)	72,546	48,151	72,698	43,831
Total Crude Oil (bbl/d)	85,065	65,196	86,484	60,798

NGLs (bbl/d)	42,375	34,108	43,578	34,751

Shale Gas (mcf/d)	387,893	184,105	388,162	165,883
Conventional Natural Gas (mcf/d)	3,357	8,859	5,066	9,542
Total Natural Gas (mcf/d)	391,250	192,964	393,228	175,425

Total production from continuing operations (boe/d)	192,648	131,465	195,600	124,787

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
Light & Medium Crude Oil (bbl/d)	9,653	13,190	10,543	13,035
Heavy Crude Oil (bbl/d)	2,866	3,857	3,243	3,933
Tight Oil (bbl/d)	72,546	63,812	72,698	58,528
Total Crude Oil (bbl/d)	85,065	80,859	86,484	75,496

NGLs (bbl/d)	42,375	39,399	43,578	39,992

Shale Gas (mcf/d)	387,893	199,781	388,162	180,726
Conventional Natural Gas (mcf/d)	3,357	8,859	5,066	9,542
Total Natural Gas (mcf/d)	391,250	208,640	393,228	190,268

Total average daily production (boe/d)	192,648	155,031	195,600	147,199

NI 51-101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and/or separately from other natural gas liquids in this press release since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results therefore.

The Karr West pad's average peak 30-day rate, referred to herein, of 1,300 boe/d per well consisted of the following product types: 60% light oil, 7% NGLs and 33% shale gas.

In the Kaybob Duvernay, one pad brought on stream in the Volatile Oil window during second quarter, referred to above, that has been on stream for over 30 days generating an average peak 30-day rate of 1,300 boe/d per well had the following product types: 66% condensate, 11% NGL and 23% shale gas.

Reserves and Drilling Data

The reserves information contained in this press release has been prepared in accordance with NI 51-101.

Where applicable, a barrels of oil equivalent ("boe") conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

This press release contains metrics commonly used in the oil and natural gas industry, including "netbacks" and "decline rate". These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies and, therefore, should not be used to make such comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this press release.

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

Decline rate is the reduction in the rate of production from one period to the next. This rate is usually expressed on an annual basis. Management uses decline rate to assess future productivity of the Company's assets.

There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGLs reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGLs reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGLs and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Company's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Individual properties may not reflect the same confidence level as estimates of reserves for all properties due to the effects of aggregation. This press release contains estimates of the net present value of the Company's future net revenue from our reserves. Such amounts do not represent the fair market value of our reserves. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered.

The reserve data provided in this news release presents only a portion of the disclosure required under National Instrument 51-101. All of the required information is contained in the Company's Annual Information Form for the year ended December 31, 2023, on SEDAR+ (accessible at www.sedarplus.ca and EDGAR (accessible at www.sec.gov/edgar.shtml) and further supplemented by Material Change Reports as applicable.

FOR MORE INFORMATION ON VEREN, PLEASE CONTACT:

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020

Address: Veren Inc. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.vrn.com

Veren shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol VRN.

View original content:https://www.prnewswire.com/news-releases/veren-announces-q2-2024-results-302205898.html

SOURCE Veren Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2024/25/c5214.html

%CIK: 0001545851

CO: Veren Inc.

CNW 06:30e 25-JUL-24